UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41221

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING November 1, 2017 AND ENDING October 31, 2018
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MARK J. MULLER EQUITIES, INC.**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 Cayuga Road
(No. and Street)

Scarsdale	NY	10583
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK MULLER   917-880-3779
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raines and Fischer LLP
(Name – *if individual, state last, first, middle name*)

555 Fifth Avenue, 9th floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✔ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

MARK J. MULLER EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION

OCTOBER 31, 2018

OATH OR AFFIRMATION

I, _____ Mark J. Muller _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Mark J. Muller Equities, Inc. _____, as of _____ October 31 _____, 20 18 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



Signature

Title



Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' or Members' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE   TEL. 212 953 9200
9TH FLOOR   FAX. 212 953 9366
NEW YORK, NY 10017



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Stockholder of Mark J. Muller Equities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Mark J. Muller Equities, Inc. (the "Company"), as of October 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of October 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Raines & Fischer LLP

New York, New York
December 28, 2018

MARK J. MULLER EQUITIES, INC.
STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2018

ASSETS

Cash and cash equivalents	$	59,963
Commissions and rebates receivable		274,848
Due from clearing broker		101,270
Other assets		14,069
Total assets	$	450,150

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	210,940
Subordinated borrowings		50,000
Total liabilities		260,940

Commitments and Contingencies

Stockholder's equity

Common stock		25,000
Additional paid in capital		434,796
Retained earnings (deficit)		(270,586)
Total Stockholder's equity		189,210
Total liabilities and stockholder's equity	$	450,150

The accompanying notes are an integral part of this statement.

Note 1 -   **Organization and Nature of the Business**

Mark J. Muller Equities, Inc. (the "Company") is a New York State S-corporation formed in 1987, for the purpose of conducting business as a broker on the floor of the New York Stock Exchange ("NYSE"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 –   **Summary of Significant Accounting Policies**

a)   **Basis of Accounting**
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

b)   **Use of Estimates**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

c)   **Securities Transactions, Commissions and Revenue Recognition**
Securities transactions are recorded on a trade date basis. Commission executions fees and rebate income and related clearing charges are recorded on a trade date basis as securities transactions occur. Consulting income is recorded as earned.

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." The guidance in this ASU supersedes the revenue recognition requirements in Topic 605, "Revenue Recognition." Under the new guidance, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in ASU No. 2014-09 are effective for annual reporting periods beginning after December 15, 2018 (FASB entities), and interim reporting periods beginning one year later, December 15, 2019.

Early application is permitted for annual reporting periods beginning after December 15, 2016, and this includes interim reporting periods within that reporting period. The Company is currently evaluating the impact of adopting this ASU on its financial statements.

d) **Concentrations of Credit Risk**
Financial instruments that potentially subject the Company to credit risk consist primarily of trade accounts receivable. The Company maintains cash balances with commercial banks and other major institutions. At times, such amounts may exceed Federal Deposit Insurance Corporation limits.

The responsibility for processing customer activity rests with the Company's clearing firm, Wedbush Securities, Inc. The Company's clearing and execution agreement provides that the clearing firm's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company in the event of customer non-performance. In accordance with industry practice, the clearing firm records customer transactions on a settlement date basis, which is generally three business days after the trade date. The clearing firm is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case the clearing firm may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by the clearing firm is charged back to the Company.

The Company, in conjunction with the clearing firm, controls off-balance sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. The clearing firm established margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

Revenue billed to six customers accounted for approximately 15%, 12%, 9%, 6%, 6% and 6%, respectively, of the Company's net revenue and accounts receivable due from five customers amounted to approximately 31%, 13%, 9%, 7% and 5%, respectively, of accounts receivable.

e) **Accounts Receivable Reserves**
The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current conditions. No allowance for doubtful accounts was required at October 31, 2018.

f) **Income Taxes**
The Company is taxed as an S-corporation for federal and state income tax purposes and, thus, no provision has been recorded for income tax expense in the financial statements. Taxable income of the Company is passed through to the stockholder and reported on his individual tax returns. The Company is subject to New York City General Corporation Tax.

In accordance with ASC 740-10-50, "Income Taxes," the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At October 31, 2018, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in the State and City of New York, and the previous three years tax returns (ie. 2014, 2015, 2016) remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

g) **Fair Value of Financial Instruments**
The fair values of cash, receivables, accounts payable and accrued expenses and other short-term obligations approximate their carrying values because of the short maturity of these financial instruments.

h) **Subsequent events**

The Company has performed an evaluation of events that have occurred subsequently to October 31, 2018 through December 28, 2018, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of October 31, 2018.

Note 3 – **Commissions Receivable**

The Company has outstanding receivables consisting of commissions earned for performing execution services for customer broker-dealers. The Company considers the amounts due from its customers to be fully collectible, and accordingly, no allowance for doubtful accounts has been established. However, any receivables over thirty days old are considered non-allowable assets for the Company's net capital computation purposes. As of October 31, 2018, $21,685 of commission receivable were considered non-allowable.

Note 4 – **Subordinated Borrowings**

Subordinated liabilities consist of a subordinated loan agreement which was approved by the New York Stock Exchange. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the loan may not be repaid. The loan is payable to an entity owned by the Company's stockholder.

	Maturity Date	Interest Rate	Face Value
Subordinated Loan	April 30, 2019	6%	$50,000

Note 5 – **Bank Line of Credit**

The Company has access to a $100,000 bank line of credit with an interest rate of 6.25%. As of October 31, 2018, there was no outstanding liability on the line of credit. The line of credit is guaranteed by the stockholder of the Company. Interest expense incurred for the year ended October 31, 2018, totaled $1,286.

Note 6 – **Commitments and Contingencies**

The Company had no significant contingent liabilities requiring disclosure in the financial statements.

Note 7 – **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October 31, 2018 the Company had net capital of $185,986, which was $171,923 in excess of its required net capital of $14,063. The Company's net capital ratio was 1.1342 to 1.